

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 3651

February 13, 2009

Via Fax and U.S. Mail

Philip Gay
President and Chief Executive Officer
Grill Concepts, Inc.
6300 Canoga Avenue, Suite 1700
Woodland Hills, CA 91367

**RE:** **Grill Concepts, Inc.**
**Amendment No. 2 to Schedule 13E-3 filed on February 5, 2009**
**File No. 005-51213**

**Grill Concepts, Inc.**
**Amendment No. 2 to Preliminary Proxy Statement filed on February 5, 2009**
**File No. 000-23326**

Dear Mr. Gay:

We have reviewed your responses to the comments in our letter dated January 30, 2009 and have the following additional comment.

Schedule 14A

Pro Forma Impact to Us, page 34

1.  We note your response to prior comment 13.  Please tell us how the fairness consideration of the Transaction to the unaffiliated shareholders would be different had the one-time expense related to the cash out was included in the analysis.

<u>Closing</u>

As appropriate, please amend your Schedule 13E-3 and Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. File the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Lauren Nguyen at (202) 551-3642 with any questions or you may reach me at (202) 551-3411.

Sincerely,

Max A. Webb
Assistant Director

cc:   Michael W. Sanders, Esq.
      via facsimile: (832) 446-2599